UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from          to         .

COMMISSION FILE NUMBER:  0-51446

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:

CONSOLIDATED COMMUNICATIONS, INC.  401(k) PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.

121 South 17th Street

Mattoon, Illinois 61938-3987

CONSOLIDATED COMMUNICATIONS, INC. 401(K) PLAN

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrators of the

Consolidated Communications, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Consolidated Communications, Inc. 401(k) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

As further disclosed in the notes to the financial statements, the Board of Directors of Consolidated Communications, Inc., the plan’s sponsor, approved and authorized the merger of the SureWest KSOP into the Consolidated Communications, Inc. 401(k) Plan effective December 31, 2013.  The transfer of assets and liabilities of the SureWest KSOP is reflected on the 2013 statement of net assets available for benefits as a receivable from the merged plan.

The supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Consolidated Communications, Inc. 401(k) Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ WEST & COMPANY, LLC

Sullivan, Illinois

June 19, 2015

Consolidated Communications, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013

ASSETS

Investments at fair value:
Common collective trust fund	$24,743,143	$17,558,871
Mutual funds	158,701,952	72,470,797
Consolidated Communications, Inc. common stock	12,569,278	684,946
Total investments, at fair value	196,014,373	90,714,614

Receivables:
Notes receivable from participants	4,220,737	1,687,990
Receivable from merged plan	—	96,928,003
Total receivables	4,220,737	98,615,993

Net assets reflecting investments at fair value	200,235,110	189,330,607

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(358,695)	(245,384)

Net assets available for benefits	$199,876,415	$189,085,223

See accompanying notes to financial statements

Consolidated Communications, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$9,269,514
Net appreciation in fair value of investments	7,353,722
Total investment income, net	16,623,236

Interest income on notes receivable from participants	167,858

Contributions:
Participants	6,075,120
Employer	4,058,442
Rollovers	160,625
Total contributions	10,294,187

Total additions	27,085,281

Deductions from net assets attributed to:
Benefits paid to participants	16,234,161
Administrative expenses	59,928
Total deductions	16,294,089

Net increase in available benefits	10,791,192

Net assets available for benefits:
Beginning of year	189,085,223

End of year	$199,876,415

See accompanying notes to financial statements

Consolidated Communications, Inc. 401(k) Plan

Notes to Financial Statements

1.                          Description of the Plan

The following description of the Consolidated Communications, Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established January 1, 2003 and is a defined contribution plan with a 401(k) feature covering all salaried, non-union hourly-paid and certain union employees of Consolidated Communications Holdings, Inc. (the “Company”).  All qualifying employees of the Company and participating subsidiaries are immediately eligible to participate in the Plan upon hire.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

As discussed in Note 9, the SureWest KSOP, which was previously sponsored by an acquired company, was merged with and into the Plan as of December 31, 2013.

Plan Administration

T. Rowe Price Trust Company is the trustee and custodian of the Plan.  The Plan is administered by the Company.

Contributions

Each year, participants may contribute any whole percentage from 1% to 50% of pretax annual compensation as defined in the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  The Plan allows participants to designate contributions as Roth 401(k) contributions.  Participant contributions are subject to certain limitations set by the Internal Revenue Service (“IRS”).  Participants may also contribute amounts representing distributions from another qualified retirement plan or individual retirement account (rollover contributions).  Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company contributes 100% of the first 6% of a participant’s compensation contributed to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contribution and Plan earnings including administrative expenses.  Allocations are based on participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Consolidated Communications, Inc. 401(k) Plan

Notes to Financial Statements — Continued

Vesting

Participants are immediately vested in their and the Company’s contributions plus actual earnings thereon.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Loan terms generally range from one to five years, but may extend up to ten years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at the prime interest rate (as defined in the Plan documents) plus one percentage point.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period of time not more than the participant’s assumed life expectancy (or the assumed life expectancies of the participant and his/her beneficiary), or in partial withdrawals.  For termination of service for other reasons, a participant may receive the value in his or her account as a lump sum distribution.  An eligible rollover distribution is also permitted.  The Plan allows distributions to be made in employer stock as well as in cash.

If the value of a participant’s vested interest is less than $1,000, a lump sum distribution will be made without regard to the consent of the participant within a reasonable time after termination of service.

Forfeited Accounts

Forfeited accounts may be used to reduce future employer contributions and to pay Plan administrative expenses.  At December 31, 2014 and 2013, accumulated forfeited nonvested accounts were $0.  In 2014, employer contributions were reduced by $11,955 from forfeited nonvested accounts, which were received by the Plan from the transfer of the plan assets from the SureWest KSOP.

Administrative Expenses and Participant Transaction Fees

Certain administrative expenses for maintaining the plan are paid directly by the Company.  The Company also provides accounting and other administrative services for the Plan at no charge.  Expenses that are paid directly by the Company are excluded from these financial statements.  Investment fund administrative expenses and record keeping fees are paid by the Plan.  Expenses relating to specific participant transactions (i.e., loan fees, distribution fees, etc.) are deducted directly from the participant’s account.  Certain investment related expenses are included in net appreciation (depreciation) of fair value of investments.  The Company may utilize credits received under its service agreement with the Plan’s trustee to pay certain administrative expenses and any excess may be allocated to participant accounts at the discretion of the Plan’s fiduciary.

Consolidated Communications, Inc. 401(k) Plan

Notes to Financial Statements - Continued

2.                          Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for additional discussion of fair value measurements.

Common trust funds with underlying investments in investment contracts are valued based on the net asset value of the trust.  These investments are recorded at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The statement of net assets available for benefits presents common trust funds at fair value as well as the related adjustment from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.  Contract value represents contributions plus earnings less participant withdrawals and administrative expenses.

Certain events may limit the ability of the Plan to transact at contract value with the issuer of the fund.  Such events include, but are not limited to, partial or complete legal termination of the trust or unit holder, tax disqualification of the trust or unit holder, and certain trust amendments if the issuer’s consent is not obtained.  The plan sponsor does not believe that the occurrence of any such event is probable.  The T. Rowe Price Stable Value Common Trust Fund issued an annual report for the year ended December 31, 2014, which contains additional information for the fully benefit-responsive investment fund.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Consolidated Communications, Inc. 401(k) Plan

Notes to Financial Statements - Continued

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when earned.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Benefit Payments

Benefits are recorded when paid.

Recent Accounting Pronouncement

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-07 (“ASU 2015-07”), Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent).  ASU 2015-07 removes the requirement to categorize investments within the fair value hierarchy for those investments measured using the net asset value per share practical expedient.  In addition, disclosures regarding fair value measurements of investments that calculate net asset value per share are limited only to investments for which the practical expedient has been applied.  ASU 2015-07 is effective for fiscal reporting periods beginning after December 15, 2016 and should be applied retrospectively.  Earlier adoption is permitted.  The adoption of this guidance is not expected to have a material impact on the Plan’s financial statements.

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through the date of issuance.

3.                          Investments

The following presents investments held by the Plan that represent 5% or more of the Plan’s net assets at December 31:

	2014	2013

Vanguard Institutional Index	$29,793,340	$14,525,667
T. Rowe Price Stable Value Fund	24,743,143	17,558,871
T. Rowe Price Growth Stock	19,780,883	*
Harbor International	11,342,599	*
T. Rowe Price Retirement 2040 Fund	11,146,814	*
T. Rowe Price Retirement 2030 Fund	10,166,142	*
T. Rowe Price Retirement 2020 Fund	10,102,061	*

* Represents less than 5% of the Plan’s net assets available for benefits as of this date.

Consolidated Communications, Inc. 401(k) Plan

Notes to Financial Statements - Continued

During 2014, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $7,353,722 as follows:

Mutual funds	$3,525,430
Consolidated Communications Holdings, Inc. common stock	3,828,292
$7,353,722

4.                          Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2  Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3  Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

T. Rowe Price Stable Value Common Trust Fund:  Units in the fund are valued based on the net asset value of the fund, which is based on the fair value of the underlying investments held by the fund less its liabilities as reported by the issuer of the fund.  The T. Rowe Price Stable Value Common Trust Fund invests primarily in guaranteed investment contracts (GICs) issued by insurance companies, investment contracts issued by banks (BICs), structured or synthetic investment contracts issued by banks (SICs), insurance companies and other issuers, as well as the securities supporting such SICs, separate account contracts and other similar instruments that are intended to maintain a constant net asset value.  The fund generally provides for daily redemptions at the reported net asset value per unit with no advance notification requirements and has no unfunded commitments.

Consolidated Communications, Inc. 401(k) Plan

Notes to Financial Statements - Continued

Mutual funds:  Valued at quoted market prices, which represents the net asset values of the shares held by the Plan at year end.  The mutual funds held by the Plan are deemed to be actively traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:

	December 31, 2014
	Total	Level 1	Level 2	Level 3
Mutual funds:
Equities
US
Index	$33,413,326	$33,413,326	$—	$—
Growth	30,620,004	30,620,004	—	—
Value	11,611,414	11,611,414	—	—
International
Index	11,342,599	11,342,599	—	—
Growth	832,392	832,392	—	—
Bond
US	9,759,729	9,759,729	—	—
International	857,622	857,622	—	—
Diversified	60,203,286	60,203,286	—	—
Money market	61,580	61,580	—	—
Common stock	12,569,278	12,569,278	—	—
Common collective trust fund	24,743,143	—	24,743,143	—
	$196,014,373	$171,271,230	$24,743,143	$—

Consolidated Communications, Inc. 401(k) Plan

Notes to Financial Statements - Continued

	December 31, 2013
	Total	Level 1	Level 2	Level 3
Mutual funds:
Equities
US
Index	$16,997,501	$16,997,501	$—	$—
Growth	17,723,529	17,723,529	—	—
Value	6,724,147	6,724,147	—	—
International
Index	7,757,105	7,757,105	—	—
Growth	587,249	587,249	—	—
Bond
US	4,384,053	4,384,053	—	—
International	538,971	538,971	—	—
Diversified	17,740,203	17,740,203	—	—
Money market	18,039	18,039	—	—
Common stock	684,946	684,946	—	—
Common collective trust fund	17,558,871	—	17,558,871	—
	$90,714,614	$73,155,743	$17,558,871	$—

There were no significant transfers between level 1 and level 2 investments during the years ended December 31, 2014 and 2013.

5.                          Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

6.                          Tax Status

The IRS has determined and informed Accudraft.com Inc., the Prototype Sponsor, by a letter dated March 31, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  The Prototype Sponsor has informed the Plan’s Administrator that the Plan was amended since receiving the determination letter to comply with the Pension Protection Act of 2006, HEART Act and other IRS guidance.  The plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by a plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Consolidated Communications, Inc. 401(k) Plan

Notes to Financial Statements - Continued

7.                          Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment funds will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.                          Related Party and Party-In-Interest Transactions

Certain plan investments are shares of a common collective trust and mutual funds managed by T. Rowe Price Trust Company, the trustee of the Plan.  The Plan also invests in the common stock of the Company.  These transactions qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists.  At December 31, 2014 and 2013, the Plan held 451,645 and 34,893 shares of Consolidated common stock with fair values of $12,569,278 and $684,946, respectively. The Plan also transacts with certain parties who may perform services to the Plan. Such parties qualify as parties-in-interest under ERISA.

9.                          Plan Merger

In connection with the Company’s acquisition of SureWest Communications, Inc. (“SureWest”) in July 2012, the SureWest KSOP was merged into the Plan effective December 31, 2013.  At December 31, 2013, the net assets transferred to the Plan of $96,928,003 were in transit and included as a receivable from a merged plan in the statements of net assets available for benefits.  The plan assets were received by the Plan on January 2, 2014.

10.                   Reconciliation of Financial Statements to Form 5500

The following are reconciliations of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$199,876,415	$189,085,223
Adjustment from fair value to contract value for common collective trust	358,695	245,384
Net assets available for benefits per the Form 5500	$200,235,110	$189,330,607

Consolidated Communications, Inc. 401(k) Plan

Notes to Financial Statements - Continued

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500:

Year Ended
December 31,
2014
Total additions per the financial statements	$27,085,281
Net change in adjustments from fair value to contract value for common collective trust	113,311
Total income per the Form 5500	$27,198,592

SUPPLEMENTAL SCHEDULE

Consolidated Communications, Inc. 401(k) Plan

EIN:  02-0636475  Plan Number:  002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2014

		(c)
		Description of Investment,
	(b)	Including Maturity Date, Rate of	(e)
	Identity of Issuer,	Interest, Collateral, Par	Current
(a)	Borrower, Lessor or Similar Party	or Maturity Value	Value

	Common Stock:
*	Consolidated Communications Holdings, Inc.	451,645 shares	$12,569,278

	Common Collective Trust:
*	T. Rowe Price Stable Value Fund - N	24,384,448 shares	24,743,143

	Mutual Funds:
	Metropolitan West Total Return Bond I	895,388 shares	9,759,729
	Templeton Global Bond, A	68,830 shares	857,622
	American Funds American Mutual R4	234,005 shares	8,665,201
*	T. Rowe Price Capital Appreciation	56,664 shares	1,480,619
	Goldman Sachs Growth Opportunities Instl	215,873 shares	5,990,481
	Goldman Sachs Small Cap Value	26,488 shares	1,474,038
*	T. Rowe Price Growth Stock	380,768 shares	19,780,883
	Harbor International	175,094 shares	11,342,599
	Oppenheimer Developing Markets Y	23,742 shares	832,392
*	T. Rowe Price Mid Cap Value Fund	102,228 shares	2,946,213
*	T. Rowe Price Prime Reserve Fund	61,580 shares	61,580
	Prudential Jennison Small Company Z	181,529 shares	4,848,640
*	T. Rowe Price Retirement Balanced Fund	339,331 shares	5,035,673
*	T. Rowe Price Retirement 2005 Fund	3 shares	42
*	T. Rowe Price Retirement 2010 Fund	90,864 shares	1,611,018
*	T. Rowe Price Retirement 2015 Fund	445,003 shares	6,439,193
*	T. Rowe Price Retirement 2020 Fund	487,787 shares	10,102,061
*	T. Rowe Price Retirement 2025 Fund	379,813 shares	5,966,867
*	T. Rowe Price Retirement 2030 Fund	441,622 shares	10,166,142
*	T. Rowe Price Retirement 2035 Fund	224,247 shares	3,735,948
*	T. Rowe Price Retirement 2040 Fund	466,004 shares	11,146,814
*	T. Rowe Price Retirement 2045 Fund	179,951 shares	2,879,219
*	T. Rowe Price Retirement 2050 Fund	82,904 shares	1,111,749
*	T. Rowe Price Retirement 2055 Fund	39,665 shares	527,941
	Vanguard Institutional Index	157,912 shares	29,793,340
	Vanguard Small Cap Index Admiral	14,739 shares	823,455
	Vanguard Mid Cap Index Admiral	8,645 shares	1,322,493

*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%; maturing January 2015 - August 2037	4,220,737

	Total		$200,235,110

*	Represents a party-in-interest to the Plan as defined by ERISA.

Column (d), cost, has been omitted, as investments are all participant directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereto duly authorized.

Dated:  June 19, 2015

CONSOLIDATED COMMUNICATIONS, INC. 401(k) PLAN, BY CONSOLIDATED COMMUNICATIONS HOLDINGS, INC., AS PLAN ADMINISTRATOR

By:	/s/ Steven L. Childers
Steven L. Childers
Chief Financial Officer
Consolidated Communications Holdings, Inc.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm.